

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Kurt Barton
Chief Financial Officer and Treasurer
Tractor Supply Company
5401 Virginia Way
Brentwood, Tennessee 37027

> **Re: Tractor Supply Company**
> **Form 10-K for the Fiscal Year Ended December 28, 2019**
> **Filed February 20, 2020**
> **File No. 0-23314**

Dear Mr. Barton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services